EXHIBIT 99.2

Announcements
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
_____________________________
Update—Routine Transaction in Own Shares announcements in the period to December 1, 2021
_____________________________

November 2, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 01, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 370
Date of transaction: November 01, 2021
Price paid per share: £111.014240
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,558,263 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,612,919.
The figure of 221,612,919 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9807Q_1-2021-11-1.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 3, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 02, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 15,800
Date of transaction: November 02, 2021
Price paid per share: £112.372481
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,574,063 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,597,119.
The figure of 221,597,119 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1259R_1-2021-11-2.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 4, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 03, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 40,000
Date of transaction: November 03, 2021
Price paid per share: £111.800000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,614,063 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,557,119.
The figure of 221,557,119 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2710R_1-2021-11-3.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 5, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 04, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 17,238
Date of transaction: November 04, 2021
Price paid per share: £113.154233
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,631,301 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,539,881.
The figure of 221,539,881 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4220R_1-2021-11-4.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 8, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 05, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 40,000
Date of transaction: November 05, 2021
Price paid per share: £113.150000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,671,301 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,499,881.
The figure of 221,499,881 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5663R_1-2021-11-5.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 9, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 08, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 13,833
Date of transaction: November 08, 2021
Price paid per share: £113.717153
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,685,134 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,486,048.
The figure of 221,486,048 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7169R_1-2021-11-8.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 10, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 09, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 28,987
Date of transaction: November 09, 2021
Price paid per share: £114.300000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,714,121 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,457,061.
The figure of 221,457,061 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8658R_1-2021-11-9.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 11, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 10, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 23,933
Date of transaction: November 10, 2021
Price paid per share: £114.573813
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,738,054 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,433,128.
The figure of 221,433,128 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0164S_1-2021-11-10.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 12, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 11, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 17,396
Date of transaction: November 11, 2021
Price paid per share: £116.287100
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,755,450 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,415,732.
The figure of 221,415,732 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1562S_1-2021-11-11.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 15, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 12, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 10,723
Date of transaction: November 12, 2021
Price paid per share: £117.361607
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,766,173 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,405,009.
The figure of 221,405,009 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3007S_1-2021-11-12.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 16, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 15, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 21,605
Date of transaction: November 15, 2021
Price paid per share: £117.888219
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,787,778 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,383,404.
The figure of 221,383,404 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.lo ndonstockexchange.com/rns/4458S_1-2021-11-15.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 17, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 16, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 41,273
Date of transaction: November 16, 2021
Price paid per share: £118.068945
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,829,051 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,342,131.
The figure of 221,342,131 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5949S_1-2021-11-16.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 18, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 17, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 20,000
Date of transaction: November 17, 2021
Price paid per share: £119.349026
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,849,051 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,322,131.
The figure of 221,322,131 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7476S_1-2021-11-17.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 19, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 18, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 6,452
Date of transaction: November 18, 2021
Price paid per share: £120.537447
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,855,503 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,315,679.
The figure of 221,315,679 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8931S_1-2021-11-18.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 22, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 19, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 40,000
Date of transaction: November 19, 2021
Price paid per share: £120.200000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,895,503 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,275,679.
The figure of 221,275,679 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0334T_1-2021-11-19.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 23, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 22, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 14,015
Date of transaction: November 22, 2021
Price paid per share: £121.095654
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,909,518 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,261,664.
The figure of 221,261,664 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1841T_1-2021-11-22.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 24, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 23, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 75,110
Date of transaction: November 23, 2021
Price paid per share: £118.500000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 10,984,628 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,186,554.
The figure of 221,186,554 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3309T_1-2021-11-23.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 25, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 24, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 42,434
Date of transaction: November 24, 2021
Price paid per share: £118.284036
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,027,062 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,144,120.
The figure of 221,144,120 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5125T_1-2021-11-24.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 29, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 26, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 80,000
Date of transaction: November 26, 2021
Price paid per share: £114.850000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,107,062 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 221,064,120.
The figure of 221,064,120 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7931T_1-2021-11-26.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

November 30, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 29, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 72,994
Date of transaction: November 29, 2021
Price paid per share: £115.434340
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,180,056 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,991,126.
The figure of 220,991,126 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9480T_1-2021-11-29.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

December 1, 2021
Transaction in own shares
Ferguson plc (the "Company") announces that on November 30, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $1,000 million share repurchase program, details of which were announced on September 28, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 38,267
Date of transaction: November 30, 2021
Price paid per share: £114.650000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 11,218,323 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 220,952,859.
The figure of 220,952,859 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1064U_1-2021-11-30.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410